UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.6)*

                               VISX, Incorporated
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    92844S105
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                General Counsel,
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 23, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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




                                  SCHEDULE 13D

CUSIP No. 92844S105

1        NAME OF REPORTING PERSON
                         High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) / /
                                                                  (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                    3,245,505

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                    3,245,505

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    3,245,505

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           5.6%

14       TYPE OF REPORTING PERSON*
                  PN


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



                                  SCHEDULE 13D

CUSIP No. 92844S105

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) / /
                                                                  (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                            / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                     2,774,500

         8        SHARED VOTING POWER
                     3,245,505

         9        SOLE DISPOSITIVE POWER
                     2,774,500

         10       SHARED DISPOSITIVE POWER
                     3,245,505

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       6,020,005

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           10.5%

14       TYPE OF REPORTING PERSON*
                  CO



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



                                  SCHEDULE 13D

CUSIP No. 92844S105

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) / /
                                                                  (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                              //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                   6,020,005

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                   6,020,005

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              6,020,005

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           10.5%

14       TYPE OF REPORTING PERSON*
                  IN



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



                                  SCHEDULE 13D

CUSIP No. 92844S105

1        NAME OF REPORTING PERSON
                  Gail Golden

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) / /
                                                                  (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  PF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                             //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           1,990

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                           1,990

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,990

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   0.0000345%

14       TYPE OF REPORTING PERSON*
         IN



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



                                  SCHEDULE 13D

Item 1.  Security and Issuer

         The Schedule 13D filed with the U.S. Securities and Exchange Commission on October 20, 2000, relating to the common shares, $.01 par value (the "Shares"), of VISX, Incorporated, a Delaware corporation (the "Issuer" or "VISX") and amended on November 6, 2000, December 5, 2000, December 15, 2000, April 18, 2001 and April 20, 2001 by the Registrants, is amended to furnish additional information set forth herein. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the previously filed statement on Schedule 13D.

Item 4.  Purpose of Transaction

         Item 4 is hereby amended to add the following:

         On April 23, 2001, Mr. Icahn issued a press release. A copy of the press release is filed as Exhibit 1 hereto, and is incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits

1.       Press release dated April 23, 2001



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





                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2001


BARBERRY CORP.


By:      /s/ Carl C. Icahn
         Name:  Carl C. Icahn
         Title: President


HIGH RIVER LIMITED PARTNERSHIP

         By:      BARBERRY CORP.,
         General Partner


         By:      /s/ Carl C. Icahn
                  Name:  Carl C. Icahn
                  Title: President



/s/ Gail Golden
GAIL GOLDEN



/s/ Carl C. Icahn
CARL C. ICAHN


[Signature Page of Amendment No. 6 of Schedule 13D with respect to VISX, Incorporated]

                                                                     EXHIBIT 1

                              FOR IMMEDIATE RELEASE


         ICAHN INSISTS ON VISX MANAGEMENT AGREEING TO PUT THE BEST OFFER
        OF $32 PER SHARE OR HIGHER FROM ANY QUALIFIED BIDDER TO THE VOTE
                              OF VISX SHAREHOLDERS

New York, New York  April 23, 2001.     Carl C. Icahn, having reviewed the
latest press statement by VISX Incorporated management, stated "I cannot understand why VISX does not simply accept my proposal to submit to shareholders the best offer of $32 per share or higher if they are, as they claim, serious about pursuing an acquisition." Mr. Icahn reiterated that he is willing to engage in a cash merger with VISX in which VISX's shareholders would receive $32 per share subject to due diligence and financing.

Mr. Icahn stated "just as the company has provided earnings data which we find to be vague and confusing, we are confused by their vague and inconsistent statements about whether or not the company is for sale." Mr. Icahn stated that he would be willing to commit the necessary money, time and effort to pursue the diligence and financing efforts that would be needed, but only if VISX agrees with him to submit to a vote of shareholders the best offer of $32 per share or higher from a qualified bidder.

Mr. Icahn declared "I do not wish to be in the position of committing a great deal of my time and capital to pursuing due diligence efforts and lining up financing commitments for a fully financed offer, only to have VISX management refuse to allow shareholders to vote on it." Mr. Icahn observed that he "does not understand the failure of VISX management to meet this simple requirement." However, Mr. Icahn noted, "I continue to be concerned that VISX's entrenched management will act in its own interest and not in the interest of the shareholders."





                                     # # # #
                    Contact: Susan Gordon at (212) 702-4309.



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